UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: July 17, 2014		Signed:	/s/ Paul A. Guthrie
	By:	Name:	Paul A. Guthrie
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: July 17, 2014		Signed:	/s/ Paul A. Guthrie
	By:	Name:	Paul A. Guthrie
		Title:	Corporate Secretary

Immediate Release: July 17, 2014

CP reports Q2-2014 net income of C$371M or C$2.11 per diluted share

Delivers strongest financial results in company’s history

Calgary, AB - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q2 2014 financial results.

Reported net income in the second quarter was $371 million, or $2.11 per diluted share, versus $252 million, or $1.43 per share, in the second quarter of 2013. This represents a 48 per cent year-over-year improvement in earnings per share.

SECOND-QUARTER 2014 RESULTS COMPARED WITH SECOND-QUARTER 2013:

•	Total revenues were $1,681 million, an increase of 12 per cent

•	Operating expenses were $1,094 million, an increase of 2 per cent

•	Operating income was $587 million, an increase of 40 per cent

•	Operating ratio was 65.1 per cent, a 680 basis point improvement

“CP delivered another record quarter,” said E. Hunter Harrison, CP’s Chief Executive Officer. “The team has made great strides in my two years at CP and they continue to demonstrate resiliency by delivering these results despite continued operational challenges in the US Midwest after a devastating winter. The future is very promising for the railroad as we transition towards leveraging our lower cost structure and improved service.”

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, purchases of common shares for cancellation under CP’s share repurchase program, future sources of capital, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of Canadian Pacific.

Contacts

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Revenues
Freight	$1,642	$1,458	$3,116	$2,917
Other	39	39	74	75

Total revenues	1,681	1,497	3,190	2,992

Operating expenses
Compensation and benefits	342	334	687	726
Fuel	273	246	544	516
Materials	47	35	99	79
Equipment rents	40	44	81	90
Depreciation and amortization	137	141	278	282
Purchased services and other	255	277	491	517

Total operating expenses	1,094	1,077	2,180	2,210

Operating income	587	420	1,010	782
Less:
Other income and charges	3	8	3	11
Net interest expense	69	68	139	138

Income before income tax expense	515	344	868	633

Income tax expense (Note 4)	144	92	243	164

Net income	$371	$252	$625	$469

Earnings per share (Note 5)
Basic earnings per share	$2.13	$1.44	$3.57	$2.68
Diluted earnings per share	$2.11	$1.43	$3.54	$2.66

Weighted-average number of shares (in millions) (Note 5)
Basic	174.4	174.9	174.9	174.6
Diluted	175.9	176.3	176.5	176.1

Dividends declared per share	$0.3500	$0.3500	$0.7000	$0.7000

Certain of the comparative figures have been reclassified in order to be consistent with the 2014 presentation. (Note 12)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013

Net income	$371	$252	$625	$469

Net gain (loss) in foreign currency translation adjustments, net of hedging activities	7	(1)	7	(3)

Change in derivatives designated as cash flow hedges	(1)	(1)	(2)	—

Change in defined benefit pension and post-retirement plans	31	61	62	249

Other comprehensive income before income taxes	37	59	67	246

Income tax expense	(24)	(1)	(16)	(41)

Other comprehensive income (Note 3)	13	58	51	205

Comprehensive income	$384	$310	$676	$674

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT,

(in millions of Canadian dollars)

(unaudited)

	June 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents	$369	$476
Restricted cash and cash equivalents	402	411
Accounts receivable, net	687	580
Materials and supplies	174	165
Deferred income taxes	220	344
Other current assets	61	53

	1,913	2,029

Investments	98	92
Properties	13,538	13,327
Assets held for sale (Note 6)	—	222
Goodwill and intangible assets	162	162
Pension asset	1,151	1,028
Other assets	150	200

Total assets	$17,012	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,257	$1,189
Long-term debt maturing within one year (Note 8)	92	189

	1,349	1,378

Pension and other benefit liabilities	660	657
Other long-term liabilities	364	338
Long-term debt (Note 8)	4,633	4,687
Deferred income taxes	2,870	2,903

Total liabilities	9,876	9,963

Shareholders’ equity (Note 7)
Share capital	2,248	2,240
Additional paid-in capital	34	34
Accumulated other comprehensive loss (Note 3)	(1,452)	(1,503)
Retained earnings	6,306	6,326

	7,136	7,097

Total liabilities and shareholders’ equity	$17,012	$17,060

Contingencies (Note 11)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Operating activities
Net income	$371	$252	$625	$469
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	137	141	278	282
Deferred income taxes (Note 4)	(15)	87	74	150
Pension funding in excess of expense (Note 10)	(33)	(14)	(65)	(23)
Other operating activities, net	23	(21)	40	(19)
Change in non-cash working capital balances related to operations	162	75	(20)	(72)

Cash provided by operating activities	645	520	932	787

Investing activities
Additions to properties	(298)	(301)	(522)	(504)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad (Note 6)	236	—	236	—
Proceeds from the sale of properties and other assets	11	11	16	27
Change in restricted cash and cash equivalents used to collateralize letters of credit	7	(99)	9	(99)
Other	(1)	(1)	(1)	(26)

Cash used in investing activities	(45)	(390)	(262)	(602)

Financing activities
Dividends paid	(62)	(60)	(123)	(121)
Issuance of CP common shares	22	23	36	63
Purchase of CP common shares (Note 7)	(447)	—	(532)	—
Repayment of long-term debt	(11)	(7)	(154)	(26)

Cash used in financing activities	(498)	(44)	(773)	(84)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	(12)	9	(4)	8

Cash position
Increase (decrease) in cash and cash equivalents	90	95	(107)	109
Cash and cash equivalents at beginning of period	279	347	476	333

Cash and cash equivalents at end of period	$369	$442	$369	$442

Supplemental disclosures of cash flow information:
Income taxes paid	$30	$5	$39	$11
Interest paid	$88	$85	$160	$151

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	625	625
Other comprehensive income (Note 3)	—	—	—	51	—	51
Dividends declared	—	—	—	—	(122)	(122)
Effect of stock-based compensation expense	—	—	11	—	—	11
CP common shares repurchased (Note 7)	(3.2)	(42)	—	—	(523)	(565)
Shares issued under stock option plans (Note 9)	0.6	50	(11)	—	—	39

Balance at June 30, 2014	172.8	$2,248	$34	$(1,452)	$6,306	$7,136

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	469	469
Other comprehensive income (Note 3)	—	—	—	205	—	205
Dividends declared	—	—	—	—	(124)	(124)
Effect of stock-based compensation expense	—	—	10	—	—	10
Shares issued under stock option plans (Note 9)	1.1	86	(18)	—	—	68

Balance at June 30, 2013	175.0	$2,213	$33	$(2,563)	$6,042	$5,725

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2013 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2013 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Future accounting changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC, Topic 606, which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended June 30				For the six months ended June 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)

Opening balance, 2014	$122	$(16)	$(1,571)	$(1,465)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	(8)	(10)	—	(18)	9	—	—	9

Amounts reclassified from accumulated other comprehensive loss (income)	—	8	23	31	—	(3)	45	42

Net current-period other comprehensive (loss) income	(8)	(2)	23	13	9	(3)	45	51

Closing balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$114	$(18)	$(1,548)	$(1,452)

Opening balance, 2013	$82	$(15)	$(2,688)	$(2,621)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income before reclassifications	12	10	8	30	20	15	102	137

Amounts reclassified from accumulated other comprehensive (income) loss	—	(9)	37	28	—	(15)	83	68

Net current-period other comprehensive income	12	1	45	58	20	—	185	205

Closing balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$94	$(14)	$(2,643)	$(2,563)

(1)	Amounts are presented net of tax.
(2)	Reclassified from Accumulated other comprehensive loss.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2014	2013	2014	2013

Amortization of prior service costs(1)	$(17)	$(17)	$(34)	$(23)
Recognition of net actuarial loss(1)	48	70	96	137

Total before income tax	31	53	62	114
Income tax recovery	(8)	(16)	(17)	(31)

Net of income tax	$23	$37	$45	$83

(1)	Impacts Compensation and benefits on the Consolidated Statements of Income.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

4	Income taxes

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2014	2013	2014	2013
Current income tax expense	$159	$5	$169	$14
Deferred income tax expense (recovery)	(15)	87	74	150

Income tax expense	$144	$92	$243	$164

The effective income tax rate for the three and six months ended June 30, 2014 was 28% (three and six months ended June 30, 2013 – 27% and 26%, respectively). The lower rate in 2013 was primarily the result of a benefit recognized for a U.S. federal track maintenance credit of $6 million for 2012 enacted in the first quarter of 2013.

5	Earnings per share

At June 30, 2014, the number of shares outstanding was 172.8 million (June 30, 2013 – 175.0 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended June 30		For the six months ended June 30
(in millions)	2014	2013	2014	2013

Weighted-average basic shares outstanding	174.4	174.9	174.9	174.6
Dilutive effect of stock options	1.5	1.4	1.6	1.5

Weighted-average diluted shares outstanding	175.9	176.3	176.5	176.1

For the three and six months ended June 30, 2014, there were 124,093 options and 120,930 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2013 – 5,867 and 55,375, respectively).

6	Assets held for sale

On May 30, 2014, the Company completed the sale of the west end of Dakota, Minnesota and Eastern Railroad (“DM&E West”) to Genesee & Wyoming Inc. (“G&W”) for net proceeds of U.S. $218 million (CDN $236 million), subject to closing adjustments to be finalized between the Company and G&W in the third quarter of 2014.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

7	Shareholders’ Equity

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. Under the filing, share purchases may be made during the 12-month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The following table provides the activities under the share repurchase program:

	For the three months ended June 30 2014	For the six months ended June 30 2014
Number of common shares repurchased	2,702,232	3,269,982
Weighted-average price per share(1)	$176.86	$172.90
Amount of repurchase (in millions)(1)	$478	$565

(1) Includes brokerage fees.

8	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,715 million at June 30, 2014 (December 31, 2013 - $5,572 million) and a carrying value of $4,725 million at June 30, 2014 (December 31, 2013 – $4,876 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

8	Financial instruments (continued)

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2014 was an unrealized foreign exchange gain of $119 million and a loss of $12 million, respectively (three and six months ended June 30, 2013 – unrealized foreign exchange loss of $110 million and $177 million, respectively). There was no ineffectiveness during the three and six months ended June 30, 2014 and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At June 30, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on U.S. denominated debt maturities. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which were accounted for as cash flow hedges, guaranteed the amount of Canadian dollars that the Company would repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended June 30, 2014, the Company de-designated and settled prior to maturity the FX forward contracts related to the repayment of its 6.50% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million to be settled in the third quarter of 2014.

During the three and six months ended June 30, 2014, the combined realized and unrealized foreign exchange loss was $8 million and the combined realized and unrealized foreign exchange gain was $3 million, respectively (three and six months ended June 30, 2013 – unrealized gains of $10 million and $15 million, respectively), were recorded in “Other income and charges” in relation to these derivatives. Gains recorded in “Other income and charges” were largely offset by losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by gains on the underlying debt.

At June 30, 2014, the realized gain derived from these FX forwards was $17 million which was recorded in “Accounts receivables” with the offset reflected as realized gains of $3 million in “Accumulated other comprehensive loss” and $14 million in “Retained earnings”. At December 31, 2013, the unrealized gains derived from these FX forwards was $25 million of which $6 million was included in “Other current assets” and $19 million in “Other assets” with the offsets reflected as unrealized gains of $5 million in “Accumulated other comprehensive loss” and $20 million in “Retained earnings”.

Amounts remaining in “Accumulated other comprehensive loss” at June 30, 2014 will be amortized to “Other income and charges” until the underlying debts which were hedged are repaid.

At June 30, 2014, the Company expected that, during the next twelve months, a pre-tax gain of $1 million would be reclassified to “Other income and charges”.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

9	Stock-based compensation

At June 30, 2014, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense of $39 million for the three months ended June 30, 2014 and an expense of $61 million for the six months ended June 30, 2014 (three and six months ended June 30, 2013, an expense of $10 million and $43 million, respectively).

Regular options

In the six months ended June 30, 2014, under CP’s stock option plans, the Company issued 375,430 regular options at the weighted-average price of $169.00 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $17 million. The weighted-average fair value assumptions were approximately:

For the six months ended June 30, 2014
Grant price	$169.00
Expected option life (years)(1)	5.83
Risk-free interest rate(2)	1.65%
Expected stock price volatility(3)	28.63%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.40%
Weighted-average grant date fair value per regular options granted during the period	$46.46

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the six months ended June 30, 2014, the Company issued 165,390 PSUs with a grant date fair value of approximately $25 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance factor and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the six months ended June 30, 2014, the Company granted 49,846 DSUs with a grant date fair value of approximately $8 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the six months ended June 30, 2014, the Company granted 15,641 RSUs with a grant date fair value of approximately $3 million. RSUs are subject to time vesting over 36 months. An expense for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

10	Pensions and other benefits

In the three and six months ended June 30, 2014, the Company made contributions of $20 million and $39 million, respectively (three and six months ended 2013 - $22 million and $52 million, respectively) to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and six months ended June 30, 2014 included the following components:

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Current service cost (benefits earned by employees in the period)	$26	$33	$4	$4
Interest cost on benefit obligation	119	111	6	6
Expected return on fund assets	(189)	(187)	—	—
Recognized net actuarial loss	48	68	—	2
Amortization of prior service costs	(17)	(17)	—	—

Net periodic benefit (recovery) cost	$(13)	$8	$10	$12

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Current service cost (benefits earned by employees in the period)	$53	$68	$7	$8
Interest cost on benefit obligation	238	223	12	11
Expected return on fund assets	(378)	(373)	—	—
Recognized net actuarial loss	95	134	1	3
Amortization of prior service costs	(34)	(23)	—	—

Net periodic benefit (recovery) cost	$(26)	$29	$20	$22

11	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2014 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material effect on the Company’s financial position or results of operations individually and in aggregate.

Legal proceedings related to Lac-Megantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal, Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Megantic, Quebec on a section of a railway line owned by MM&A. The day before CP had interchanged the train to MM&A, but after the interchange MM&A exercised exclusive control over the train.

Following this incident, the Minster of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing named parties to recover the contaminants and to clean up and decontaminate the derailment. CP was later added as a named party in the administrative action on August 14, 2013.

A class action has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Megantic. The law-suit seeks damage

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

11	Contingencies (continued)

caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings or any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals cover site-specific remediation programs. The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Environmental remediation accruals are measured on an undiscounted basis unless a reliably determinable estimate as to amount and timing of costs can be established. The accruals are recorded when the costs to remediate are probable and reasonably estimable. Certain future costs to monitor sites are discounted at a risk free rate. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2014 was $nil and $1 million, respectively (three and six months ended June 30, 2013 – $nil and expense of $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2014 was $89 million (December 31, 2013 – $90 million). Payments are expected to be made over 10 years to 2024.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(unaudited)

12	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three and six months ended June 30, 2013 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

(in millions of Canadian dollars)	Compensation and benefits	Material	Purchased services and other

For the three months ended June 30, 2013
As previously reported	$342	$58	$246
(Decrease) increase	(8)	(23)	31

As reclassified	$334	$35	$277

For the six months ended June 30, 2013
As previously reported	$744	$130	$448
(Decrease) increase	(18)	(51)	69

As reclassified	$726	$79	$517

Summary of Rail Data

Second Quarter					Year-to-date
2014	2013	Fav/(Unfav)%		Financial (millions, except per share data)	2014	2013	Fav/(Unfav)%

				Revenues
$1,642	$1,458	$184	13	Freight revenue	$3,116	$2,917	$199	7
39	39	—	—	Other revenue	74	75	(1)	(1)

1,681	1,497	184	12	Total revenues	3,190	2,992	198	7

				Operating expenses
342	334	(8)	(2)	Compensation and benefits(1)	687	726	39	5
273	246	(27)	(11)	Fuel	544	516	(28)	(5)
47	35	(12)	(34)	Materials(1)	99	79	(20)	(25)
40	44	4	9	Equipment rents	81	90	9	10
137	141	4	3	Depreciation and amortization	278	282	4	1
255	277	22	8	Purchased services and other (1)	491	517	26	5

1,094	1,077	(17)	(2)	Total operating expenses	2,180	2,210	30	1

587	420	167	40	Operating income	1,010	782	228	29

				Less:

3	8	5	63	Other income and charges	3	11	8	73
69	68	(1)	(1)	Net interest expense	139	138	(1)	(1)

515	344	171	50	Income before income tax expense	868	633	235	37

144	92	(52)	(57)	Income tax expense	243	164	(79)	(48)

$371	$252	$119	47	Net income	$625	$469	$156	33

65.1	71.9	6.8	680 bps	Operating ratio (%)	68.3	73.9	5.6	560 bps

$2.13	$1.44	$0.69	48	Basic earnings per share	$3.57	$2.68	$0.89	33

$2.11	$1.43	$0.68	48	Diluted earnings per share	$3.54	$2.66	$0.88	33

				Shares Outstanding

174.4	174.9	(0.5)	—	Weighted average number of shares outstanding (millions)	174.9	174.6	0.3	—

175.9	176.3	(0.4)	—	Weighted average number of diluted shares outstanding (millions)	176.5	176.1	0.4	—

				Foreign Exchange

0.91	0.98	0.07	7	Average foreign exchange rate (US$/Canadian$)	0.91	0.99	0.08	8

1.10	1.02	0.08	8	Average foreign exchange rate (Canadian$/US$)	1.10	1.01	0.09	9

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2014	2013	Fav/(Unfav)%			2014	2013	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$252	$191	$61	32	- Canadian Grain	$473	$394	$79	20
115	91	24	26	- U.S. Grain	221	202	19	9
165	144	21	15	- Coal	313	293	20	7
101	95	6	6	- Potash	181	177	4	2
64	68	(4)	(6)	- Fertilizers and sulphur	118	138	(20)	(14)
52	53	(1)	(2)	- Forest products	100	106	(6)	(6)
155	138	17	12	- Chemicals and plastics	302	277	25	9
114	97	17	18	- Crude	218	189	29	15
170	144	26	18	- Metals, minerals, and consumer products	331	285	46	16
104	106	(2)	(2)	- Automotive	192	203	(11)	(5)
200	171	29	17	- Domestic intermodal	377	341	36	11
150	160	(10)	(6)	- International intermodal	290	312	(22)	(7)

$1,642	$1,458	$184	13	Total Freight Revenues	$3,116	$2,917	$199	7

				Millions of Revenue Ton-Miles (RTM)
7,074	5,272	1,802	34	- Canadian Grain	12,920	10,647	2,273	21
2,679	2,411	268	11	- U.S. Grain	5,218	5,466	(248)	(5)
5,941	5,316	625	12	- Coal	11,382	10,956	426	4
4,114	4,254	(140)	(3)	- Potash	7,407	7,890	(483)	(6)
1,130	1,352	(222)	(16)	- Fertilizers and sulphur	2,204	2,668	(464)	(17)
1,003	1,267	(264)	(21)	- Forest products	1,923	2,490	(567)	(23)
3,326	3,435	(109)	(3)	- Chemicals and plastics	6,532	6,969	(437)	(6)
3,816	3,640	176	5	- Crude	7,174	7,131	43	1
2,698	2,339	359	15	- Metals, minerals, and consumer products	5,411	4,850	561	12
597	629	(32)	(5)	- Automotive	1,111	1,233	(122)	(10)
3,003	2,546	457	18	- Domestic intermodal	5,637	5,064	573	11
3,048	3,530	(482)	(14)	- International intermodal	5,885	6,790	(905)	(13)

38,429	35,991	2,438	7	Total RTMs	72,804	72,154	650	1

				Freight Revenue per RTM (cents)
3.56	3.61	(0.05)	(1)	- Canadian Grain	3.66	3.69	(0.03)	(1)
4.31	3.77	0.54	14	- U.S. Grain	4.24	3.70	0.54	15
2.79	2.70	0.09	3	- Coal	2.75	2.67	0.08	3
2.46	2.24	0.22	10	- Potash	2.44	2.24	0.20	9
5.61	5.01	0.60	12	- Fertilizers and sulphur	5.35	5.16	0.19	4
5.20	4.20	1.00	24	- Forest products	5.19	4.26	0.93	22
4.67	3.98	0.69	17	- Chemicals and plastics	4.63	3.94	0.69	18
2.99	2.67	0.32	12	- Crude	3.04	2.65	0.39	15
6.27	6.22	0.05	1	- Metals, minerals, and consumer products	6.11	5.92	0.19	3
17.37	16.87	0.50	3	- Automotive	17.31	16.49	0.82	5
6.66	6.72	(0.06)	(1)	- Domestic intermodal	6.69	6.73	(0.04)	(1)
4.94	4.52	0.42	9	- International intermodal	4.93	4.60	0.33	7

4.27	4.05	0.22	5	Total Freight Revenue per RTM	4.28	4.04	0.24	6

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2014	2013	Fav/(Unfav)%			2014	2013	Fav/(Unfav)%

				Carloads (thousands)
78	61	17	28	- Canadian Grain	140	120	20	17
44	42	2	5	- U.S. Grain	83	91	(8)	(9)
82	75	7	9	- Coal	160	156	4	3
33	35	(2)	(6)	- Potash	61	65	(4)	(6)
16	19	(3)	(16)	- Fertilizers and sulphur	31	38	(7)	(18)
15	18	(3)	(17)	- Forest products	29	36	(7)	(19)
49	48	1	2	- Chemicals and plastics	94	99	(5)	(5)
25	24	1	4	- Crude	49	46	3	7
60	58	2	3	- Metals, minerals, and consumer products	116	112	4	4
37	38	(1)	(3)	- Automotive	67	73	(6)	(8)
110	93	17	18	- Domestic intermodal	207	182	25	14
140	157	(17)	(11)	- International intermodal	270	309	(39)	(13)

689	668	21	3	Total Carloads	1,307	1,327	(20)	(2)

				Freight Revenue per Carload
$3,219	$3,127	$92	3	- Canadian Grain	$3,374	$3,271	$103	3
2,645	2,159	486	23	- U.S. Grain	2,675	2,225	450	20
2,027	1,921	106	6	- Coal	1,963	1,878	85	5
3,046	2,706	340	13	- Potash	2,983	2,719	264	10
3,925	3,609	316	9	- Fertilizers and sulphur	3,770	3,593	177	5
3,502	2,998	504	17	- Forest products	3,452	2,944	508	17
3,185	2,809	376	13	- Chemicals and plastics	3,213	2,759	454	16
4,524	4,095	429	10	- Crude	4,452	4,122	330	8
2,810	2,537	273	11	- Metals, minerals, and consumer products	2,839	2,571	268	10
2,798	2,759	39	1	- Automotive	2,850	2,751	99	4
1,822	1,839	(17)	(1)	- Domestic intermodal	1,825	1,877	(52)	(3)
1,074	1,017	57	6	- International intermodal	1,074	1,011	63	6

$2,383	$2,183	$200	9	Total Freight Revenue per Carload	$2,384	$2,198	$186	8

Summary of Rail Data (Page 4)

Second Quarter					Year-to-date
2014	2013(1)	Fav/(Unfav)%			2014	2013(1)	Fav/(Unfav)%

				Operations Performance

71,333	67,232	4,101	6	Freight gross ton-miles (millions)	133,682	134,910	(1,228)	(1)
38,429	35,991	2,438	7	Revenue ton-miles (millions)	72,804	72,154	650	1
9,335	9,645	310	3	Train miles (thousands)	18,062	19,639	1,577	8
8,178	7,471	707	9	Average train weight - excluding local traffic (tons)	7,924	7,337	587	8
6,880	6,444	436	7	Average train length - excluding local traffic (feet)	6,634	6,369	265	4
8.6	6.8	(1.8)	(26)	Average terminal dwell - (hours)(2)	9.4	6.7	(2.7)	(40)
18.1	18.6	(0.5)	(3)	Average train speed - (mph)(3)	17.1	18.4	(1.3)	(7)

228.6	218.0	10.6	5	Locomotive productivity (daily average GTMs/active HP)	216.5	211.5	5.0	2

1.00	1.05	0.05	5	Fuel efficiency(4)	1.05	1.09	0.04	4
70.3	69.8	(0.5)	(1)	U.S. gallons of locomotive fuel consumed (millions)(5)	138.7	145.6	6.9	5
3.53	3.45	(0.08)	(2)	Average fuel price (U.S. dollars per U.S. gallon)	3.58	3.50	(0.07)	(2)

14,787	15,471	684	4	Total employees (average)(6)	14,516	15,196	680	4
14,736	15,355	619	4	Total employees (end of period)(6)	14,736	15,355	619	4
14,960	16,053	1,093	7	Workforce (end of period)(7)	14,960	16,053	1,093	7

				Safety

1.84	1.51	(0.33)	(22)	FRA personal injuries per 200,000 employee-hours	1.73	1.62	(0.11)	(7)
1.03	1.94	0.91	47	FRA train accidents per million train-miles	1.08	1.95	0.87	45

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(3)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(6)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(7)	Workforce is defined as total employees plus part time employees, contractors, and consultants.